UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 9, 2016

uniQure N.V.

Matthew Kapusta, Chief Financial Officer

Meibergdreef 61

Amsterdam 1105 BA, the Netherlands; Tel: +31 20 566 7394

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a copy of the Dutch statutory annual report of uniQure N.V. for the year ended December 31, 2015, as made available to the Company’s shareholders on or about May 9, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNIQURE N.V.

Date: May 9, 2016	By:	/S/ MATTHEW KAPUSTA
Matthew Kapusta
Chief Financial Officer

INDEX TO EXHIBITS

99.1	Dutch statutory annual report of uniQure N.V. for the year ended December 31, 2015, as made available to the Company’s shareholders on or about May 9, 2016.